Exhibit 16

May 18, 2006

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Commissioners:

We have read the statements (copy attached) made by Newtek Business Services, Inc., which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of Newtek Business Services, Inc. dated May 16, 2006. We agree with the statements concerning our Firm in such Form 8-K. However, we make no comment whatsoever with respect to the following;

(a)	The current status of the material weakness in controls disclosed in the Form 8-K or the current status of any remedial actions taken with respect to such material weakness.

(b)	The May 16, 2006 hiring of a Chief Legal Officer of Newtek Business Services, Inc.

Very truly yours,

/s/ PricewaterhouseCoopers LLP